April 28, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:       Ms. Kathleen Collins and Mr. Thomas Ferraro

Re:	RightNow Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 000-31321

Dear Ms. Collins and Mr. Ferraro:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 20, 2006 (the “SEC Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ending December 31, 2005 (the “10-K”) of RightNow Technologies, a Delaware corporation (the “Company”).  The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Form 10-K for the Year Ended December 31, 2005

Item 9a. Controls and Procedures, page 45

1.              Your conclusion that your disclosure controls and procedures are effective “…in timely alerting them to material information relating to RightNow (or its consolidated subsidiaries) required to be included in the reports we file or submit under the Securities and Exchange Act of 1934” is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act.  The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act … is recorded, processed, summarized and reported, within the time periods specified in the Commissions rules and forms”

                        and to ensure that “information required to be disclosed by an issuer … is accumulated and communicated to the issuer’s management … as appropriate to allow timely decisions regarding required disclosure.”  Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section.  Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.

We confirm that our disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e) under the Exchange Act.  The language we used in Item 9a cited above regarding the conclusions of our Chief Executive Officer and Chief Financial Officer tracks the language in paragraph 4(a) of the CEO and CFO certifications required by Rule 13a-14(a) under the Exchange Act and Item 601(b)(31) of Regulation S-K.  In future filings, however, we will replace the language in Item 9a of Form 10-K and Item 4 of Form 10-Q after the word “effective” cited above with the following: “in ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Financial Statements

Consolidated Statements of Operations, page F-3

2.              We note your presentation of software, hosting and support revenues as a single line item within the Company’s Consolidated Statements of Operations.  Tell us how you considered presenting software, hosting and support revenues and related cost of revenues as separate line items on the face of your Consolidated Statements of Operations pursuant to Rule 5-03 (b) 1 and 2 of Regulation S-X.  We remind you that the aforementioned Rule does not prohibit allocating revenues between product and service revenues and cost of revenues based on reasonable estimates.

The Company’s principal product/service is a two-year term license arrangement which includes software, hosting and support.  The software, hosting and support is sold as a bundled package in term arrangements and there are no sales of the individual elements.  As such, vendor specific objective evidence of fair value of each element does not exist and the entire fee is recognized over the term of the arrangement.  Given the bundled nature of these arrangements, the Company does not have the ability to objectively separate the product component (software) from the service elements (hosting and support).  Consequently, the entire value of the term license arrangement is included in the “software, hosting and support” revenue line item on the Company’s statement of operations.

The Company also sells perpetual software licenses that include hosting and support for a period of time, typically one year.  The Company has vendor specific objective evidence of all undelivered elements in its perpetual license arrangements and recognizes revenue upon delivery for the perpetual software license element using the residual method, provided all other revenue recognition criteria have been met.  Because the revenue recognition is substantially different between the term (software, hosting and support bundle) and perpetual license arrangements, the percentage of perpetual license revenue included within the software, hosting and support revenue line item is disclosed in Note 1(j) to the Company’s Notes to Consolidated Financial Statements on page F-9 of the 10-K.  This information has been provided in the Company’s previous interim filings as well.

The elements of cost of revenue apply to both types of license arrangements and they cannot be reasonably allocated between the types of arrangement as the costs vary because of factors unrelated to the type of sales arrangements.  These factors include how many customer interactions are processed through our hosting data centers, data center capacity upgrades, third party costs for computer hardware and internet traffic, and other factors.

Based on the above facts, the Company does not believe a reasonable basis exists to break out revenue and cost of revenue on a more disaggregated basis than software, hosting and support in any manner that would provide more useful information to the users of the financial statements beyond the disclosure provided.   Any allocation would be arbitrary at best.

Based on these facts, we believe the presentation of our Consolidated Statements of Operations meets the requirements of Rule 5-03 (b) 1 and 2 of Regulation S-X and appropriate disclosures have been made in the notes to the consolidated financial statements.  To the extent the manner in which we sell our products and services changes and provides a means to allocate a segment of revenue and its associated costs, we would look to do that, similar to the breakout we provide for professional services revenue and associated cost of revenue.

***

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Any comments or questions concerning our response should be directed to the undersigned at (406) 522-2940 (phone) or (406) 522-2908 (facsimile), and Parker Schweich, the Company’s external counsel, at (949) 932-3671 (phone) or (949) 932-3601 (facsimile).

Thank you for your assistance in this matter.

Sincerely,

RIGHTNOW TECHNOLOGIES, INC.

/s/ Susan J. Carstensen

Susan J. Carstensen
Chief Financial Officer